                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               MESA OFFSHORE TRUST
                                (Name of Issuer)

                          Units of Beneficial Interest
                         (Title of Class of Securities)

                                    590650107
                                 (CUSIP Number)

                               Charles A. Sharman
                               MOSH Holding, L.P.
                               Nine Greenway Plaza
                                   Suite 3040
                              Houston, Texas 77046
                                 (713) 655-1195
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 13, 2003
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  590650107                                         Page 2 of 11 Pages
-------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Mosh Holding, L.P.,  EIN  74-3090311
      1
-------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]

                                                                   (b) [ ]

      2
-------------------------------------------------------------------------------
              SEC USE ONLY

      3
-------------------------------------------------------------------------------
              SOURCE OF FUNDS

              AF, WC
      4
-------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

      5
-------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
      6
-------------------------------------------------------------------------------

           NUMBER OF            SOLE VOTING POWER
                           7    0
             SHARES        ----------------------------------------------------
                                SHARED VOTING POWER
          BENEFICIALLY     8    3,846,047
                           ----------------------------------------------------
            OWNED BY            SOLE DISPOSITIVE POWER
                           9    0
              EACH         ----------------------------------------------------
                                SHARED DISPOSITIVE POWER
           REPORTING       10   3,846,047

          PERSON WITH
-------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,846,047
      11
-------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                    [ ]
              (See Instructions)
      12
-------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.3%
      13
-------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
              PN
      14
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  590650107                                         Page 3 of 11 Pages
-------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Mosh Holding I, L.L.C.,  EIN  74-3090308
      1
-------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]

                                                                   (b) [ ]

      2
-------------------------------------------------------------------------------
              SEC USE ONLY

      3
-------------------------------------------------------------------------------
              SOURCE OF FUNDS

              AF
      4
-------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

      5
-------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              Texas
      6
-------------------------------------------------------------------------------

           NUMBER OF            SOLE VOTING POWER
                           7    0
             SHARES        ----------------------------------------------------
                                SHARED VOTING POWER
          BENEFICIALLY     8    3,846,047
                           ----------------------------------------------------
            OWNED BY            SOLE DISPOSITIVE POWER
                           9    0
              EACH         ----------------------------------------------------
                                SHARED DISPOSITIVE POWER
           REPORTING       10   3,846,047

          PERSON WITH
-------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,846,047
      11
-------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                    [ ]
              (See Instructions)
      12
-------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.3%
      13
-------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
              OO
      14
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  590650107                                         Page 4 of 11 Pages
-------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Timothy M. Roberson
      1
-------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]

                                                                   (b) [ ]

      2
-------------------------------------------------------------------------------
              SEC USE ONLY

      3
-------------------------------------------------------------------------------
              SOURCE OF FUNDS

              AF
      4
-------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

      5
-------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
      6
-------------------------------------------------------------------------------

           NUMBER OF            SOLE VOTING POWER
                           7    0
             SHARES        ----------------------------------------------------
                                SHARED VOTING POWER
          BENEFICIALLY     8    3,846,047
                           ----------------------------------------------------
            OWNED BY            SOLE DISPOSITIVE POWER
                           9    0
              EACH         ----------------------------------------------------
                                SHARED DISPOSITIVE POWER
           REPORTING       10   3,846,047

          PERSON WITH
-------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,846,047
      11
-------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                    [ ]
              (See Instructions)
      12
-------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.3%
      13
-------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
              IN
      14
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  590650107                                         Page 5 of 11 Pages
-------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Joseph F. Langston, Jr.
      1
-------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]

                                                                   (b) [ ]

      2
-------------------------------------------------------------------------------
              SEC USE ONLY

      3
-------------------------------------------------------------------------------
              SOURCE OF FUNDS

              AF
      4
-------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

      5
-------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
      6
-------------------------------------------------------------------------------

           NUMBER OF            SOLE VOTING POWER
                           7    0
             SHARES        ----------------------------------------------------
                                SHARED VOTING POWER
          BENEFICIALLY     8    3,846,047
                           ----------------------------------------------------
            OWNED BY            SOLE DISPOSITIVE POWER
                           9    0
              EACH         ----------------------------------------------------
                                SHARED DISPOSITIVE POWER
           REPORTING       10   3,846,047

          PERSON WITH
-------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,846,047
      11
-------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                    [ ]
              (See Instructions)
      12
-------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.3%
      13
-------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
              IN
      14
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No.  590650107                                         Page 6 of 11 Pages
-------------------------------------------------------------------------------
              NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Charles A. Sharman
      1
-------------------------------------------------------------------------------
              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]

                                                                   (b) [ ]

      2
-------------------------------------------------------------------------------
              SEC USE ONLY

      3
-------------------------------------------------------------------------------
              SOURCE OF FUNDS

              AF
      4
-------------------------------------------------------------------------------
              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

      5
-------------------------------------------------------------------------------
              CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
      6
-------------------------------------------------------------------------------

           NUMBER OF            SOLE VOTING POWER
                           7    0
             SHARES        ----------------------------------------------------
                                SHARED VOTING POWER
          BENEFICIALLY     8    3,846,047
                           ----------------------------------------------------
            OWNED BY            SOLE DISPOSITIVE POWER
                           9    0
              EACH         ----------------------------------------------------
                                SHARED DISPOSITIVE POWER
           REPORTING       10   3,846,047

          PERSON WITH
-------------------------------------------------------------------------------
              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,846,047
      11
-------------------------------------------------------------------------------
              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                    [ ]
              (See Instructions)
      12
-------------------------------------------------------------------------------
              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              5.3%
      13
-------------------------------------------------------------------------------
              TYPE OF REPORTING PERSON
              IN
      14
-------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the units of beneficial interest (the "Units") of Mesa Offshore Trust (the "Trust"), created under the laws of the State of Texas. The Trustee of the Trust is JP Morgan Chase Bank ("Trustee"). The principal executive offices of the Trust are located at 700 Lavaca, Austin, Texas, 78701. The phone number of the Trust is
(512) 479-2562.


ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is being filed by and on behalf of Mosh Holding, L.P. ("MOSHLP"), a Texas limited partnership and Mosh Holding I, L.L.C. ("MOSHLLC") a Texas limited liability company. The principal business of MOSHLP is to participate in oil and gas investments. The principal business of MOSHLLC is being the sole general partner of MOSHLP. Pursuant to the limited partnership agreement of MOSHLP, MOSHLLC has sole investment discretion and voting authority with respect to the securities covered by this Statement.

         This Statement is also being filed by and on behalf of Timothy M. Roberson, Joseph F. Langston, Jr. and Charles A. Sharman. (Messrs. Roberson, Langston and Sharman, together with MOSHLP and MOSHLLC, hereinafter, the "Reporting Persons"). Messrs. Roberson, Langston and Sharman are the sole members and managers of MOSHLLC, in which capacity they share voting control and dispositive power over the securities covered by this Statement. Messrs. Roberson, Langston and Sharman, therefore, may be deemed to have shared indirect beneficial ownership of such securities. The present principal occupation of Mr. Roberson is serving as the Chief Executive Officer, President and Chairman of the Board of Directors of Texas Standard Oil Company ("TSOC"), a Texas corporation. The present principal occupation of Mr. Langston is serving as the Chief Financial Officer and Director of TSOC. The present principal occupation of Mr. Sharman is serving as the Vice President, General Counsel and Director of TSOC.

         During the last five years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The business address of each of the Reporting Persons is Nine Greenway Plaza, Suite 3040, Houston, Texas, 77046.

         Messrs. Roberson, Langston and Sharman are citizens of the United
States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         From October 2002 until May 2003, TSOC initially purchased 3,498,247 Units of the Trust for an aggregate purchase price of $141,560.91. TSOC used its retained earnings to purchase the Units in a series of open market purchases through Merrill Lynch. On May 13, 2003, TSOC distributed the Units to the shareholders of TSOC. On May 21, 2003, these shareholders and their affiliates formed MOSHLP and contributed the Units received from TSOC to MOSHLP. Between June 9, 2003 and June 16, 2003, MOSHLP purchased 347,800 Units of the Trust for $11,667.37 in a series of open market transactions. These Units were purchased using funds from a $100,000 loan from TSOC. Additional Units may be purchased by MOSHLP using funds from this loan.


ITEM 4.  PURPOSE OF THE TRANSACTION.


         The Mesa Offshore Trust Indenture ("Trust Indenture") provides that the Trust will terminate upon the first to occur of the following events: (i) the total amount of cash received per year by the Trust for each of three successive years commencing after December 31, 1987 is less than ten times one-third of the total amount payable to the Trustee as compensation for such three year period (the "Termination Threshold") or (ii) a vote by holders of a majority of the outstanding Units in favor of termination of the Trust. Upon termination of the Trust, the Trustee will sell for cash all the assets held in the Trust estate and make a final distribution to holders of the Units of the Trust (the "Unitholders") of any funds remaining after all Trust liabilities have been satisfied.

         Rather than waiting for the termination of the Trust, the Reporting Persons intend to request that the Trustee submit to the Unitholders for approval a proposal to immediately sell the remaining assets of the Trust in a public auction and distribute the proceeds to the Unitholders after all Trust liabilities have been satisfied. Before the Trustee will submit this proposal to the Unitholders for approval, the Trustee must receive a request from holders of at least 10% of the outstanding Units that the proposal to terminate the Trust be submitted to the Unitholders for approval. MOSHLP intends to continue to acquire Units to reach the 10% threshold necessary to have the proposal to terminate the Trust early submitted to Unitholders.

         The December 31, 2002 reserve report prepared for the Mesa Offshore Royalty Partnership indicates that royalty income expected to be received by the Trust in 2003 and thereafter will be below the Termination Threshold. The reserve report estimates that future royalty income to the Trust will be approximately $1.7 million (net of the recoupment of the Trust deficit to Pioneer Natural Resources USA, Inc. which was $825,616 at the time ($932,318 as of March 31, 2003). Prior to distributions to the Unitholders, the Trustee is entitled to the recoupment of amounts owed to the Trustee which as of March 31, 2003, was $534,406. The Trustee has stated that it anticipates the Trust will be required to terminate under the provisions of the Trust Indenture effective December 31, 2004.

         Amounts paid to the Trustee as compensation for the years ended 2002, 2001 and 2000 were $84,000, $116,000 and $137,000, respectively. The Trust's general and administrative expenses were $513,244, $459,027, $456,586, for the years 2002, 2001, and 2000 respectively. Termination of the Trust would halt these expenditures. In the Reporting Persons' opinion, prompt termination of the Trust would result in a greater cash distribution to the Unitholders.

         In addition, the Reporting Persons and their representatives and advisers may communicate with other Unitholders, industry participants and other interested parties concerning the Trust, and may exercise any and all of their respective rights as Unitholders of the Trust in a manner consistent with their interests.

         The Reporting Persons anticipate acquiring additional units of beneficial interest (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise with the intent of calling for the termination and liquidation of the Trust.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this Statement, the Reporting Persons beneficially owned in the aggregate 3,846,047 Units, constituting 5.34% of the outstanding Units. The percentage of Units owned is based upon 71,980,216 units of beneficial interest outstanding as of May 12, 2003 as set forth in the Trust's Quarterly Report on Form 10-Q for the period ended March 31, 2003. All of the Units beneficially owned by the Reporting Persons are held by MOSHLP.

         MOSHLLC, as the sole general partner of MOSHLP, may be deemed indirectly to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the Units of which MOSHLP may be deemed to possess direct beneficial ownership. Each of Messrs. Roberson, Langston and Sharman, may be deemed to share beneficial ownership of the Units which MOSHLLC may beneficially own.

         (b) MOSHLP and its sole general partner, MOSHLLC, have shared power to vote or direct the vote of 3,846,047 Units and the shared power to dispose or direct the disposition of such Units. Messrs. Roberson, Langston and Sharman, as the sole members and managers of MOSHLLC, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of such Units.

         (c) Information concerning transactions in the Units by the Reporting Persons during the past 60 days is set forth in Exhibit 1 filed with this Statement.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Units covered by this Statement.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         To the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Trust, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits are filed herewith:

         1. Information concerning transactions in the units of beneficial interest effected by the Reporting Persons in the last 60 days.

         2. Joint Filing Agreement.

         3. Promissory Note dated May 22, 2003 payable to TSOC.

                                   SIGNATURES


         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

Dated: June 23, 2003


                                         MOSH HOLDING, L.P.


                                         By:  MOSH HOLDING I, L.L.C.,
                                              its General Partner

                                         By:  /s/ Timothy M. Roberson
                                              --------------------------------
                                              Timothy M. Roberson, Manager

                                         MOSH HOLDING I, L.L.C.


                                         By:  /s/ Timothy M. Roberson
                                              --------------------------------
                                              Timothy M. Roberson, Manager


                                         /s/ Timothy M. Roberson
                                         --------------------------------
                                         Timothy M. Roberson


                                         /s/ Joseph F. Langston, Jr.
                                         --------------------------------
                                         Joseph F. Langston, Jr.


                                         /s/ Charles A. Sharman
                                         --------------------------------
                                         Charles A. Sharman

                                  EXHIBIT INDEX


1. Information concerning transactions in the units of beneficial interest effected by the Reporting Persons in the last 60 days.

2.   Joint Filing Agreement.

3.   Promissory Note dated May 22, 2003 payable to TSOC.